SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*
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BRF—BRASIL FOODS S.A.
(Name of Issuer)

Common shares, no par value per share, including in the form of American Depositary Shares
(Title of Class of Securities)

10552T1071
(CUSIP Number)

Tarpon Investimentos S.A.
Att.: Compliance Office
Avenida Brigadeiro Faria Lima, 3355
04538-133 São Paulo, SP Brazil
(55 11) 3074-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2011
(Date of Event Which Requires Filing of this Statement)
___________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	CUSIP number is for the American Depositary Shares (ADSs) of BRF—Brasil Foods S.A., each representing one common share.

CUSIP No.      10552T107

1.	NAMES OF REPORTING PERSONS Tarpon Investimentos S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 68,667,090
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 68,667,090
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,667,090
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%2
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC
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2	Based on the Form 6-K furnished by the Issuer (as defined below) on March 5, 2013, there were 872,473,246 Common Shares (as defined below) outstanding as of December 31, 2012.

CUSIP No.      10552T107

1.	NAMES OF REPORTING PERSONS Tarpon Gestora de Recursos S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 68,667,090
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 68,667,090
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,667,090
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%3
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
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3	Based on the Form 6-K furnished by the Issuer on March 5, 2013, there were 872,473,246 Common Shares outstanding as of December 31, 2012.

CUSIP No.      10552T107

1.	NAMES OF REPORTING PERSONS José Carlos Reis de Magalhães Neto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 68,667,090
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 68,667,090
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,667,090
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%4
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
_____________________________
4	Based on the Form 6-K furnished by the Issuer on March 5, 2013, there were 872,473,246 Common Shares outstanding as of December 31, 2012.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule 13D") relates to the common shares, no par value per share ("Common Shares"), including in the form of American Depositary Shares, (the "ADSs,"), of BRF—Brasil Foods S.A. (the "Issuer"), a sociedade por ações incorporated under laws of the Federative Republic of Brazil ("Brazil").  The address of the principal executive offices of the Issuer is 1400 R. Hungria, 5th Floor, Jd América; 01455000 São Paulo – SP; Brazil.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by the persons listed below, which are collectively referred to herein as the "Reporting Persons."  The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k) under the Exchange Act.  The Reporting Persons have entered into a joint filing agreement, dated March 13, 2013, a copy of which is attached hereto as Exhibit 99.1.  The address of the principal place of business of each of the Reporting Persons is Rua Iguatemi, 151; 01451-011 São Paulo, SP; Brazil.

(1)
Tarpon Investimentos S.A., a sociedade por ações incorporated under the laws of Brazil ("TISA"), is a value-oriented asset manager active in the Brazilian market since 2002.  The members of the board of directors of TISA are José Carlos Reis de Magalhães Neto, Fernando Shayer, Miguel Gomes Ferreira, Rodrigo Reghini Vieira, Horácio Lafer Piva (independent member) and Fabio Hering (independent member).  The executive officers of TISA are José Carlos Reis de Magalhães Neto and Pedro de Andrade Faria. The present principal occupation of each of such directors and executive officers (other than independent members) is serving as executives of TISA and its affiliates.  Each of such directors and executive officers is a citizen of Brazil.

(2)
Tarpon Gestora de Recursos S.A. ("Tarpon Gestora"), a sociedade por ações incorporated under the laws of Brazil, is the sole investment advisor of certain Brazilian and non-Brazilian investment entities (the “Funds”). Tarpon Gestora is a wholly-owned subsidiary of TISA.  Tarpon Gestora does not have a board of directors.  The executive officers of Tarpon Gestora are José Carlos Reis de Magalhães Neto, Pedro de Andrade Faria, Fernando Shayer, Miguel Gomes Ferreira and Rodrigo Reghini Vieira.  The present principal occupation of each of such executive officers is serving as executives of TISA and its affiliates.  Each of the Tarpon Gestora executive officers is a citizen of Brazil.

(3)
José Carlos Reis de Magalhães Neto is the sole portfolio manager of TISA registered with the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission (the “CVM”).  Mr. Reis de Magalhães Neto’s present principal occupation is serving as an executive of TISA and its affiliates.

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, none of the natural persons listed above, who is not otherwise a Reporting Person, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 68,667,090 Common Shares which may be deemed beneficially owned by the Reporting Persons was $734.2 million5.  The source of funding for the purchase of such Common Shares was the respective capital of each of the Funds.
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5
Amounts in Brazilian Reais were converted to U.S. Dollars based on the exchange rate of R$1.9595 to $1.00, the U.S. Dollar selling rate as of March 12, 2013, as published by the Central Bank of Brazil (Banco Central do Brasil).

Item 4. Purpose of Transaction

The Reporting Persons have acquired Common Shares, including in the form of ADSs, beginning in 2009.  As of April 27, 2010, the Reporting Persons beneficially owned 5% of the Common Shares.  As of October 15, 2010, the Reporting Persons beneficially owned 6% of the Common Shares.  As of December 13, 2010, the Reporting Persons beneficially owned 7% of the Common Shares.  On March 24, 2011, following previous discussions among the Reporting Persons and other shareholders and the Issuer relating to the possibility of the Reporting Persons proposing nominees to the Issuer’s board of directors, José Carlos Reis de Magalhães Neto and Pedro de Andrade Faria, both of whom are executive officers of TISA and Tarpon Gestora, were included on the slate of directors proposed by the Issuer's board of directors.  As of April 6, 2011, the Reporting Persons beneficially owned 8% of the Common Shares.  Each of José Carlos Reis de Magalhães Neto and Pedro de Andrade Faria was elected as director of the Issuer at the Issuer’s general shareholders’ meeting held on April 29, 2011 for a two-year term.  Both were included in the slate of directors proposed by the Issuer’s board of directors to be voted at the next general shareholders' meeting scheduled for April 9, 2013.  The Reporting Persons have been supportive of the changes to the board reflected in such new slate of directors.  As of the date of this filing, the Reporting Persons beneficially own 7.87% of the Common Shares.

In accordance with the requirements of the CVM, TISA reported its ownership of 5% of the Common Shares publicly in Brazil.  The Issuer furnished this information with the U.S. Securities and Exchange Commission on a Form 6-K on April 28, 2010.  Thereafter, in accordance with the Issuer's organizational documents, TISA reported each additional acquisition of 1% of the Common Shares to the Issuer.  The Issuer disclosed the Reporting Persons ownership of 7% and 8% of the Common Shares in the Issuer's Form 20-F for the fiscal years ended December 31, 2010 and December 31, 2011, respectively.  The Reporting Persons are making this Schedule 13D filing to report their beneficial ownership of Common Shares, pursuant to Section 13 of the Exchange Act.

The Reporting Persons may from time to time acquire, purchase or sell the Common Shares in the open market or in privately negotiated or other transactions, as the Reporting Persons may determine at any such time based upon their evaluation of the Issuer's businesses and prospects, price levels of the Common Shares traded on the BM&FBovespa, conditions in the securities and financing markets, in the Issuer's industry and markets, and the economy in general, regulatory developments affecting the Issuer and its industry and markets, the opportunities for other investments and other factors deemed relevant. In addition, the Reporting Persons may from time to time have discussions with the Issuer's management, directors, and other stockholders and third parties regarding (i) their investment in the Issuer and (ii) influencing the strategy, business, governance, board of directors and management of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a, b) The ownership percentages set forth below are based on the number of outstanding Common Shares as of December 31, 2012, as disclosed on Form 6-K furnished by the Issuer on March 5, 2013, which totaled 872,473,246 Common Shares.

TISA, as the holding company controlling Tarpon Gestora, may be deemed to be the beneficial owner of 68,667,090 Common Shares, representing 7.87% of the outstanding Common Shares.

Tarpon Gestora, as the sole investment advisor of the Funds, may be deemed to be the beneficial owner of 68,667,090 Common Shares, representing 7.87% of the outstanding Common Shares.

Mr. Reis de Magalhães Neto, as the sole portfolio manager of Tarpon Gestora registered with the CVM, may be deemed to be the beneficial owner of 68,667,090 Common Shares, representing 7.87% of the outstanding Common Shares.

Each of the Reporting Persons has (1) the shared power to vote or direct the vote and (2) the shared power to dispose or direct the disposition of all of the Common Shares that each party may be deemed to beneficially own.  Each of the Reporting Persons disclaims any beneficial ownership in any of the Common Shares, except to the extent of their pecuniary interest therein.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Shares resulting in changes to the beneficial ownership of the Reporting Persons that were effected (1) during the 60-day period prior to the date hereof, and (2) during the 60-day period prior to (A) January 26, 2011, the date of the event which first required the filing of a statement by the Reporting Persons and (B) April 6, 2011, the date on which the Reporting Persons acquired the beneficial ownership of another approximately 1% of the Common Shares, for a combined beneficial ownership of 8% of the Common Shares.  The information presented herein does not reflect any transactions effected among the Funds.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

From time to time, the Funds may borrow Common Shares from market participants in transactions effected by broker-dealers through the Brazilian Stock Exchange (BM&FBOVESPA S.A.).  By virtue of such transactions, the Funds are entitled to vote their borrowed Common Shares.  As of the date hereof, the Funds did not hold any borrowed Common Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Title
Exhibit 99.1:	Joint Filing Agreement
Exhibit 99.2:	Trading Data

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: March 13, 2013	TARPON INVESTIMENTOS S.A.

	By:	/s/ José Carlos Reis de Magalhães Neto
		Name:	José Carlos Reis de Magalhães Neto
		Title:	Chief Executive Officer

TARPON GESTORA DE RECURSOS S.A.

	By:	/s/ José Carlos Reis de Magalhães Neto
		Name:	José Carlos Reis de Magalhães Neto
		Title:	Executive Officer

JOSÉ CARLOS REIS DE MAGALHÃES NETO

	By:	/s/ José Carlos Reis de Magalhães Neto

Exhibit Index

Exhibit No.	Title
99.1	Joint Filing Agreement
99.2	Trading Data